Exhibit 3.6

ARTICLES OF AMENDMENT
of
ARTICLES OF INCORPORATION
of
PANTHEON ARIZONA CORP.,
an Arizona corporation

Pursuant to A.R.S. §10-1006, Pantheon Arizona Corp. submits these Articles of Amendment of Articles of Incorporation to the Arizona Corporation Commission:

1.  Name.  The name of the corporation is Pantheon Arizona Corp., an Arizona corporation, ACC file no. 1482551-6 (the “Corporation”).

2.  Amendment.  The Articles of Incorporation (the “Articles”) are amended to change the authorized capital stock of the Corporation by increasing the number of authorized shares of Common Stock.  The first paragraph of Article IV of the Articles is amended to read in its entirety as follows:

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 251,000,000, of which 250,000,000 shares shall be Common Stock of the par value of $.0001 per share and 1,000,000 shares shall be Preferred Stock of the par value of $.0001 per share.

3.  Date of Adoption.  The effective date of the adoption of the amendment by the Corporation is May 15, 2009.  The amendment does not provide for an exchange, reclassification, or cancellation of issued shares.

4.  Duly Adopted.  The above amendments to the Articles were recommended by the Board of Directors of the Corporation and approved by the shareholders entitled to vote on the amendment.  One hundred (100) shares of common stock of the Corporation were entitled to have votes cast on the question, and all one hundred (100) of those shares voted in favor of the amendment to the Articles.

DATED as of May 15, 2009.

Pantheon Arizona Corp.

By:	/s/ Mark D. Chen
Name: Mark D. Chen
Its: Chairman of the Board, Chief Executive Officer, and President